

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 5, 2016

Via E-mail
Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
6529 E. Friess Drive
Scottsdale, AZ 85254

> **Re: Tombstone Exploration Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed September 9, 2016**
> **File No. 000-29922**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

The Stardust Mine, page 11

1. We note your reference to early records showing a resource of approximately 2-3 million tons on your property. With the passage of National Instrument 43-101 in Canada, disclosure regarding resources is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all resources that you disclose under this provision must meet the standards of National Instrument 43-101 or be removed from your filing. Please modify your filing to conform to National Instrument 43-101 or remove your resource disclosure from you filing.

2. Please modify your filing and disclose the following information for your Stardust property:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

3. You describe the property location for the Stardust mine as the Eagletail mining district along the northern flanks of the Gila Bend Mountains. Please disclose all your property locations with more detailed location information, such as the section, township, and range in which your property is located.

4. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7.   Also, see Instructions to Item 4.D. of Form 20-F. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

5.   We note your geological crew has identified surface high grade gold results. Please define the term "high grade" within your filing or remove this terminology. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

6. In the description of each exploration property, if true, please provide a clear statement that your property is without known reserves and your proposed program is exploratory in nature to comply with the guidance in paragraph (b)(3)(i) of Industry Guide 7.

7. We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

8. We note you are subject to permitting requirements of the Bureau of Land Management (BLM) in addition to State Environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 4 of Form 20-F.

The State of Main Mine, page 12

9. Please clarify and modify if necessary, whether your State of Main mine is related to the State of Maine mine located in Tombstone, Arizona.

Management's Annual Report on Internal Controls over Financial Reporting, page 43

10. We note you have concluded your internal controls over financial reporting were not effective as of December 31, 2015. Please expand your disclosure to include a discussion of the material weakness(s) identified in your assessment that support your conclusion, including your remediation plans, if any. Refer to Item 15(b)(3) of Form 20-F.

Change in Registrant's Certifying Accountant, page 44

11. It appears you have changed auditors from De Joya Griffith, LLC to Anton & Chia, LLP. Please expand your disclosure to address your change in auditors since your last annual report. Refer to Item 16F of Form 20-F. Please also include the letter from your former auditor as an exhibit to your amended Form 20-F, pursuant to paragraph (a)(3) of Item 16F.

Financial Statements, page F-1

12.   We note you present only two years of audited financial statements.   Please amend your filing to include audited comparative financial statements that cover the latest three fiscal years as required by Item 8.A.2 of Form 20-F, and expand your Operating and Financial Review and Prospects disclosure in Item 5 accordingly. Please note that you may omit the balance sheet for the earliest of the three years in accordance with Instruction 1 to Item 8.A.2 of Form 20-F, if that balance sheet is not required by a jurisdiction outside the United States. Please ensure to include an audit report (or series of audit reports) that covers all financial statements and periods required to be presented. Refer to Item 8.A.2 and 3 of Form 20-F and the related Instructions.

Note 12 – Restatement, page F-18

13.   We note you disclose a restatement to your previously issued financial statements. Please obtain and file a new audit report from your independent auditor that includes an explanatory paragraph recognizing the restatement in accordance with AU Section 508.18 of the auditing standards of the Public Company Accounting Oversight Board. Please also label the impacted periods as "restated" on the face of your financial statements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, with any other questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel, and
                                        Mining